FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   April, 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X      Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                No  X
                          ---                ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:


 The change in the Organization of the Czech Electric Energy Sector according to
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    the Model of Western European Countries Results in a Better Rating of CEZ
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                             by Standard and Poor's
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On April 2, 2003, the international  rating agency,  Standard & Poor's,  changed the long-term rating outlook of CEZ from "stable" to "positive" in connection with the completion of the transaction consisting in the integration of interests (controlled by the state) in regional distribution companies into the CEZ Group. The rating agency thus approved of such transaction. Further, Standard & Poor's confirmed the BBB+ rating of CEZ.

The positive outlook reflects strategic and business benefits arising for CEZ from a better approach to end off-takers, as well as from the better position of CEZ on the European market, which fully compensates the loss of control over the transmission network.

The integration of the interests in regional distribution companies into the CEZ Group brought the organization of the Czech electric energy sector back inline with the system used in the majority of Western European countries.

Under the transaction CEZ has acquired a majority stake in five of the regional distribution companies (however, it has only purchased a majority in two from the state), and it will have a minority stake in three regional distribution companies. However, the Office for the Protection of Economic Competition resolved that CEZ must sell one majority and three minority stakes, and dispose of the remaining shares in CEPS. Moreover, the company will transfer a 66% stake in CEPS, a. s. to the state. Through this transaction, the state will gain CZK 21 billion in total.

CEZ will pay CZK 32 billion for the regional distributors; the state will pay CZK 15 billion according to the present pricing for the two-thirds stake in CEPS. CEZ will pay a further four billion Czech Crowns to the state as income tax.
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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                        CEZ, a. s.

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                                                        (Registrant)
Date: April 3, 2003
                                                  By:
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                                                       Libuse Latalova
                                                 Head of Finance Administration